Exhibit 99(b)

                          CNF TRANSPORTATION INC.
            COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                       AND PREFERRED STOCK DIVIDENDS
                          (Dollars in thousands)


                                     Three Months Ended
                                                 March 31,
                                              2000       1999
Fixed Charges:                             ---------   --------
 Interest expense                           $ 6,400    $ 7,126
 Capitalized interest                         1,748      1,129
 Dividend requirement on Series B
  Preferred Stock [1]                         2,717      3,063
 Dividend requirement on preferred
  securities of subsidiary trust              1,563      1,563
 Interest component of
  rental expense [2]                         13,806     12,684
                                            --------   --------
                                            $26,234    $25,565

Earnings:
 Income before taxes                        $68,404    $74,861
 Fixed charges                               26,234     25,565
  Capitalized interest                       (1,748)    (1,129)
  Preferred dividend requirements [3]        (2,717)    (3,063)
                                            --------   --------
                                            $90,173    $96,234

Ratio                                           3.4x       3.8x
                                            ========   ========


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]  Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of the Income before Taxes.